

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 13, 2009

Via Mail and Fax

Michael E. Rescoe
Executive Vice President and Chief Financial Officer
Travelport Limited
400 Interpace Parkway, Building A
Parsippany, NJ 07054

> **RE: Travelport Limited**
> **File Number: 333-141714-23**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Form 8-K Furnished May 8, 2009**

Dear Mr. Rescoe:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Business
Overview, page 3

1. In several instances you refer to "net rate" in connection with the GTA business. Please explain to us and disclose what net rate represents and consists of in this context.

Selected Financial Data
Selected Quarterly Financial Data-(unaudited), page 36

2. Please disclose gross profit (i.e., your net revenue less cost of revenue) pursuant to Item 302(A)(1) of Regulation S-K

3. It appears that the line item for "Income from continuing operations before depreciation, amortization, interest, income taxes, minority interest and equity in losses of investments, net" is not specified by Item 302(A)(1) nor in accordance with Rule 5-03 of Regulation S-X. Accordingly, it appears to be an impermissible non-GAAP measure pursuant to Item 10(e)(1) of Regulation S-K. Please discontinue presenting this measure.

Management's Discussion and Analysis
Critical Accounting Policies, page 37

4. The disclosure here should provide greater insight into the quality, sensitivity and variability of all key assumptions, judgments, uncertainties and estimates that have or that you expect may materially affect the items cited. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. With this perspective, a few, but not necessarily all, things to consider are: 1) estimates and uncertainties associated with revenue in addition to the estimated future cancellation reserve, 2) factors involved in estimating expected future cash flows and recoverability where mentioned, 3) considerations made by management in determining the appropriateness of the discount factor used where mentioned, 4) how the financial difficulties experienced by airlines referred to were taken into consideration and the effect given to such in assessing the reasonableness of the allowance for doubtful accounts for accounts receivable, 5) factors that would cause a change to underlying assumptions and estimates where changes to such are mentioned, and 6) how your and counterparty credit risk affects the determination of fair value of derivatives. Please revise your disclosure as appropriate, and provide us with a copy of your intended revised disclosure.

Gross Revenue, page 43

5. Please explain to us and disclose the factors and circumstances associated with whether or not you undertake inventory risk for hotel reservations and why you undertake inventory risk minimally.

Results of Operations, page 45

6. Please revise to quantify, preferably in tabular form, (1) major sub-categories of revenue, such as booking fees, IT service income, subscription income, consumer

travel sales, and other sub-categories, as appropriate, (2) revenue by source, such as travel suppliers, travel agencies, and consumers, and (3) major sub-categories of cost of revenue, such as telecommunications and technology costs, inducements to travel agencies, commissions, call center operations costs, and other sub-categories, as appropriate. We believe that quantification of these items in tabular form for the comparable periods presented will be useful to investors' understanding of your analysis of results of operations.

7. Please explain to us and disclose the items excluded in arriving at Segment EBITDA that are the results of decisions that are outside the control of operating management and why this is the case.

8. Please include a comparative table for each segment that presents all revenues and expenses and related results associated with each, with reconciliation to its "segment EBITDA." Refer to the last paragraph in the answer to question 19 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" ("FAQ"), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. This presentation should be accompanied by the appropriate level of analysis. We believe this presentation will enable a more complete understanding of each component of results associated with each segment as well as the relative contribution by each to your consolidated results. Provide us with a copy of your intended revised disclosure.

9. Please note that presentation of "EBITDA" on a consolidated basis in any context other than the SFAS 131 required reconciliation in the notes to the financial statements is presentation of a non-GAAP financial measure. Refer to question and answer 21 of the FAQ referred to above. Such a measure is permissible in a filing with the Commission only to the extent it complies with Item 10(e)(1) of Regulation S-K in all respects. Your current presentation concerning consolidated "EBITDA" does not appear to be in such compliance. Please revise your presentation accordingly. Further note that the comparable GAAP measure that "EBITDA" is to be reconciled to when used as a performance measures is net income or loss as presented on the statement of operations. Alternatively, discontinue presentation of this measure.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Selling, General and Administrative Expenses (SG&A), page 49

10. Please disclose the nature of the costs affected by cost reductions, cost saving initiatives and synergies referred to here and elsewhere. Also, disclose the basis for the amounts indicated in regard to such.

Provision for Income Taxes, page 51

11. Please clearly discuss why your effective tax rate varies materially from the statutory rate for all periods presented. Although reference to the income tax note in the financial statements may be useful in this regard, we believe a narrative discussion here will facilitate understanding of the factors affecting the effective rates and associated income tax amounts reported.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Cost of Revenue, page F-11

12. Please tell us and disclose when costs are recognized as expenses.

13. Please explain to us why classifying incentives and consideration given to subscribers as expenses rather than as an offset to the associated revenues is appropriate pursuant to EITF 01-9.

14. Also, please explain to us and disclose the pattern of amortization of incentives provided at inception of an agreement.

Note 3. Orbitz Worldwide Transactions
Investment in Orbitz Worldwide, page F-20

15. Please explain to us your accounting for the deconsolidation of Orbitz and the accounting guidance relied upon in your treatment. Include an explanation of how the carrying amount of Orbitz was determined upon deconsolidation and the value of the associated dividend to the parent company. To aid our understanding of your accounting, provide us with the journal entries recorded for the deconsolidation.

Note 20. Segment Information, page F-29

16. Please explain to us why presentation of "Corporate and other" as a reportable segment here and elsewhere is appropriate. It does not appear to us that such a grouping represents a "business" pursuant to paragraph 10.a of SFAS 131 or that aggregation of corporate activities with other business activities is permissible pursuant to paragraphs 17 and 19 of SFAS 131 and EITF 04-10. Also refer to question and answer 7 of the FASB staff's implementation guide for FAS 131 in regard to aggregation for further guidance. Additionally, explain to us what "other" comprises.

17. In connection with the preceding comment, if "Corporate and other" does not represent an operating segment, presentation of "segment EBITDA" for such would not be appropriate. Accordingly, it appears that your corporate activities should be presented as a reconciling item in the reconciliation between segment and

consolidated amounts pursuant to paragraph 21 of SFAS 131. Please revise your presentation accordingly.

Form 10-Q for the Quarter Ended June 30, 2009

Consolidated Condensed Statements of Cash Flows, page 6

18. Please revise future filings to reconcile operating cash flows to net income rather than net income attributable to the company, as net income now includes income (loss) attributable to non-controlling interests. Refer to the guidance in FASB ASC 810-10-45-19.

Form 8-K Furnished May 8, 2009

Exhibit 99.1

19. We note that "segment EBITDA" is a measure pursuant to SFAS 131 by which performance of your segments is assessed by your chief operating decision maker. However, the meaningfulness to external parties and compliance with Item 10(e)(1)(i) of Regulation S-K is not clear to us in regard to the following non-GAAP measures presented in your earnings releases: adjusted net revenue, EBITDA (on a consolidated basis), adjusted EBITDA and related margin, and adjusted corporate and other expenses. In particular, it is not clear how these measures provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of financial performance and prospects for the future, as you disclose. Please advise, and revise your presentation as appropriate to comply with all applicable requirements of Item 10(e)(1)(i) of Regulation S-K. Alternatively, discontinue presentation of such non-GAAP measures outside of the context of a segment measure pursuant to SFAS 131.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
  · the company is responsible for the adequacy and accuracy of the disclosures in the filings;
  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief